Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 27 DATED APRIL 27, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Treeline Controlled Subsidiary - Jacksonville, FL

On April 21, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Treeline, LLC (the “Treeline Controlled Subsidiary”), for a purchase price of approximately $3,192,000 which is the initial stated value of our equity interest in a new investment round in the Treeline Controlled Subsidiary (the “Treeline Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Treeline Controlled Subsidiary, for a purchase price of approximately $28,732,000 (the “Treeline Interval Fund Investment” and, together with the Treeline Growth eREIT VII Investment, the “Treeline Investment”). The Treeline Controlled Subsidiary used the proceeds of the Treeline Investment to acquire one hundred and forty-six (146) detached single family homes, all generally located off of Woodbury Drive in Jacksonville, FL (the “Treeline Property”). Construction on the Treeline Property was completed in December 2021. It was approximately 90% occupied as of the closing date. The Treeline Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Treeline Investment and the Treeline Property occurred concurrently.

The Treeline Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Treeline Growth eREIT VII Investment, we have authority for the management of the Treeline Controlled Subsidiary, including the Treeline Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Treeline Controlled Subsidiary.

The Treeline Property was acquired for a total purchase price of approximately $53,634,000, an average of approximately $367,400 per home. We anticipate additional hard costs of approximately $464,500 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs and financing costs of approximately $1,826,000, bringing the total projected project cost for the Treeline Property to approximately $55,925,000. To finance the acquisition of the Treeline Property, a $24,000,000 senior loan with an 18-month term and an interest rate of SOFR + 2.85% with 18-months interest only was secured. The Treeline Property consists of a mix of unit types and floorplans, ranging from 1,458 square foot 3 bedroom, 2 bath homes to 2,268 square foot 5 bedroom, 3 bath homes. Professional third-party property management will be installed to manage the Treeline Property.

The following table contains underwriting assumptions for the Treeline Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Treeline Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Moss Creek Controlled Subsidiary - Louisville, KY

On April 21, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Moss Creek, LLC (the “Moss Creek Controlled Subsidiary”), for a purchase price of approximately $438,400 which is the initial stated value of our equity interest in a new investment round in the Moss Creek Controlled Subsidiary (the “Moss Creek Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Moss Creek Controlled Subsidiary, for a purchase price of approximately $3,946,000 (the “Moss Creek Interval Fund Investment” and, together with the Moss Creek Growth eREIT VII Investment, the “Moss Creek Investment”). The Moss Creek Controlled Subsidiary used the proceeds of the Moss Creek Investment to acquire seventeen (17) townhomes, all generally located off of Goalby Drive in Louisville, KY (the “Moss Creek Property”). Construction on the Moss Creek Property was completed in January 2020. Approximately 88% of the seventeen (17) acquired units were occupied at closing. We anticipate that the Moss Creek Controlled Subsidiary, or one of our affiliates, will purchase an additional seven (7) townhomes in June 2022. The initial Moss Creek Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the initial Moss Creek Investment and the initial tranche of seventeen (17) homes occurred concurrently.

The Moss Creek Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Growth eREIT VII Investment, we have authority for the management of the Moss Creek Controlled Subsidiary, including the Moss Creek Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Moss Creek Controlled Subsidiary.

The total purchase price for the twenty-four (24) townhomes that will make up the Moss Creek Property is anticipated to be approximately $5,736,000, averaging $239,000 per home. We anticipated additional hard costs of approximately $67,400 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs of approximately $357,400 bringing the total projected project cost for the Moss Creek Property to approximately $6,161,000. The Moss Creek Property consists of 1,484 square foot 3 bedroom, 2 bath townhomes. Professional third-party property management will be installed to manage the Moss Creek Property.

The following table contains underwriting assumptions for the Moss Creek Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Moss Creek Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Kilbourne Controlled Subsidiary - Charlotte, NC

On April 21, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Kilbourne, LLC (the “Kilbourne Controlled Subsidiary”), for a purchase price of approximately $632,500 which is the initial stated value of our equity interest in a new investment round in the Kilbourne Controlled Subsidiary (the “Kilbourne Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Kilbourne Controlled Subsidiary, for a purchase price of approximately $5,692,000 (the “Kilbourne Interval Fund Investment” and, together with the Kilbourne Growth eREIT VII Investment, the “Kilbourne Investment”). The Kilbourne Controlled Subsidiary used the proceeds of the Kilbourne Investment to acquire eighteen (18) townhomes, all generally located off of Via Nocelle Way in Charlotte, NC (the “Kilbourne Property”). Construction on the Kilbourne Property was completed in April 2021. It was approximately 72% occupied as of the closing date. The Kilbourne Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Kilbourne Investment and the Kilbourne Property occurred concurrently.

The Kilbourne Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Growth eREIT VII Investment, we have authority for the management of the Kilbourne Controlled Subsidiary, including the Kilbourne Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Kilbourne Controlled Subsidiary.

The Kilbourne Property was acquired for a total purchase price of approximately $5,750,000 an average of approximately $319,400 per home. We anticipate additional hard costs of approximately $292,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs of approximately $282,500 bringing the total projected project cost for the Kilbourne Property to approximately $6,325,000. The Kilbourne Property consists of 2 bedroom, 2 bath townhomes ranging from 1,400 to 1,558 square feet. Professional third-party property management will be installed to manage the Kilbourne Property.

The following table contains underwriting assumptions for the Kilbourne Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Kilbourne Property	5.50%	3.00%	3.00%	4.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Ridgeview Controlled Subsidiary - Allen, TX

On April 21, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Ridgeview, LLC (the “Ridgeview Controlled Subsidiary”), for a purchase price of approximately $805,400 which is the initial stated value of our equity interest in a new investment round in the Ridgeview Controlled Subsidiary (the “Ridgeview Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Ridgeview Controlled Subsidiary, for a purchase price of approximately $7,248,000 (the “Ridgeview Interval Fund Investment” and, together with the Ridgeview Growth eREIT VII Investment, the “Ridgeview Investment”). The Ridgeview Controlled Subsidiary used the proceeds of the Ridgeview Investment to acquire eighteen (18) detached single family homes, all generally located off of Ridgeview Drive in Allen, TX (the “Ridgeview Property”). We anticipate the Ridgeview Controlled Subsidiary, or one of our affiliates, will purchase up to twenty-seven (27) single family homes in the Ridgeview Property as construction progresses and certificates of occupancy are secured. The initial Ridgeview Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Ridgeview Investment and the initial tranche of the eighteen (18) single family homes occurred concurrently.

The Ridgeview Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Ridgeview Growth eREIT VII Investment, we have authority for the management of the Ridgeview Controlled Subsidiary, including the Ridgeview Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Ridgeview Controlled Subsidiary.

The total purchase price for the twenty-seven (27) single family homes that will make up the Ridgeview Property is anticipated to be approximately $11,500,000, an average of approximately $425,900 per home. Full delivery of the Ridgeview Property is projected to occur in November 2022. We anticipate additional hard costs of approximately $143,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs of approximately $365,000, bringing the total projected project cost for the Ridgeview Property to approximately $12,008,000. The Ridgeview Property consists of 2,213 square foot 3 bedroom, 2 or 3 bath homes. Professional third-party property management will be installed to manage the Ridgeview Property.

The following table contains underwriting assumptions for the Ridgeview Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Ridgeview Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.